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Exhibit 99.1

eHi Car Services Announces Proposed Offering of Senior Unsecured Notes

        SHANGHAI, July 27, 2015 /PRNewswire/—eHi Car Services Limited ("eHi" or the "Company") (NYSE: EHIC), a leading car rentals and car services provider in China, today announced that it proposes to offer senior unsecured notes (the "Notes") to qualified investors, subject to market and other conditions. The principal amount, interest rates, maturity dates and other terms of the Notes have not been finalized and will be determined at the time of pricing of the offering. The Company intends to use the net proceeds of the offering for capital expenditures and other general corporate purposes, including refinancing outstanding indebtedness and enhancing capital structure.

        The Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

        This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Notes, and shall not constitute an offer, solicitation or sale of the Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

        This press release contains information about the pending offering of the Notes, and there can be no assurance that the offering will be completed.

About eHi Car Services Limited

        eHi Car Services Limited (NYSE: EHIC) is China's No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company's mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China's fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor Statement

        This press release contains certain "forward-looking statements" within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are "forward-looking statements" including, among other things, the terms of the Notes will be determined at the time of pricing of the offering, the expected use of net proceeds received from issuance of the Notes, and the Company's ability to complete the offering. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For investor and media inquiries, please contact:

In China:
eHi Car Services Limited
Tel: +86 (21) 6468-7000 ext. 8742
E-Mail: ir@ehic.com.cn

In the United States:
The Piacente Group, Inc.
Mr. Glenn Garmont
Tel: +1-212-481-2050
E-mail: ehi@tpg-ir.com

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  Exhibit 99.1
eHi Car Services Announces Proposed Offering of Senior Unsecured Notes